Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Thomas S. Harman

202.739.5662

tharman@morganlewis.com

July 14, 2010

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Floating Rate Income Fund (the “Fund”) – Registration Statement
(File Nos. 333-167243 and 811-21494)

Dear Mr. Grzeskiewicz:

This letter responds to the comments we received from you on June 30, 2010 regarding the Fund’s Registration Statement on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 2, 2010. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

Cover Page

1. Comment: Disclosure on the cover page that the Fund currently intends to distribute shares offered pursuant to this prospectus primarily through at-the-market transactions and, to the extent shares are distributed other than through at-the-market transactions, that the Fund will file a supplement to this prospectus.

Response: We have made the requested change.

2. Comment: Disclose on the cover page that the shares will be sold at market prices subject to a minimum price that will not be less than the current net asset value per share plus the per share amount of the commission aid to the underwriter. Disclose also that the Fund and the underwriter will suspend the sale of shares if the per share price of the shares is less than the minimum price.

Response: We have made the requested change.

Mr. John Grzeskiewicz

July 14, 2010

Declaration of Trust

3. Comment: The disclosure states that a vote of at least two-thirds of the common and preferred shares, voting together as a single class, are required to authorize a conversion of the Fund from a closed-end to open-end status and to approve a plan of reorganization. Please explain to the staff in your response letter how this can be consistent with the simple majority vote required by Sections 13(a)(1) and 2(a)(42) of the 1940 Act, in the case of conversion, and Section 11(b), in the case of a plan of reorganization.

Response: The Fund’s Declaration of Trust (“Declaration”) has contained this 66 2/3% voting requirement since it was organized in 2004, and this provision has always been disclosed to investors. The Fund believes the provision is clear and is intended to serve the best interests of its shareholders. Revisions to this voting requirement of the Declaration can only be changed by a vote of at least 66 2/3% of the Fund’s shareholders.

Section 13(a)(1) of the 1940 Act prohibits a fund from changing certain fundamental policies “unless authorized by a majority of its outstanding voting securities.” Section 13 is designed to prevent a fund’s board of directors or its investment manager from unilaterally making certain fundamental changes to a fund’s operations, including conversion from a closed-end fund to open-end, without first obtaining shareholder approval.1 We interpret this provision to require a vote of at least a majority of the outstanding voting securities as defined by Section 2(a)(42) as prerequisite to such transactions. Nothing in Section 13 provides that only a majority vote as defined by Section 2(a)(42) is permitted. We believe the Fund’s higher standard of at least 66 2/3% is not only consistent with the plain wording of Section 13,2 but goes even further to prevent the kinds of overreaching by fund management that Section 13 was designed to address.3

[1]

See, e.g., Hearings on S. 3580 at 244 (“This provision does not tell him what he can’t or can do. This provision says ‘If you want to change from A to B, you can do it.’ The only thing he has to do is to tell his stockholders and say ‘Please take notice. I am going to change my fundamental policy, and because I am going to change my fundamental policy, I have got to have your approval.’”) (Statement by David Schenker, Chief Counsel Investment Trust Study); Id. at 935 (“I suppose the real purpose of [Section 13(a)] is so that if the stockholder has gone into the corporation on the basis, say, that it is a conservative company which relies for its income on dividends and interest, but without his knowledge and consent he should find himself suddenly in a corporation that is doing a lot of underwriting and speculating wildly on the New York Stock Exchange, I think that kind of prohibition is a very necessary kind of thing.”) (Statement by Robert E. Healy, Commissioner SEC).

[2]

A vote of 66 2/3% of a fund’s shareholders necessarily satisfies Section 13(a)’s requirement of approval by a majority of the outstanding voting securities, as this lower threshold must be met, and surpassed, in order to achieve the higher required majority.

[3]

See, e.g., Hearings on S. 3580 at 234 and 421. Prior to the enactment of the 1940 Act, there was no legal requirement for a management investment company to adhere to any announced investment policies or purposes. Such policies frequently were changed radically without shareholder approval and even without their knowledge. The shareholders of the company had no assurance of the stability of any announced investment policies and no vote in management’s determination to change the company’s existing policies. S. Rep. No. 1775, 76th Cong. 3d Sess. 7-8 (1940) (as cited in Dessauer Global Equity Fund, SEC No-Action Letter (Apr. 03, 1997)).

Mr. John Grzeskiewicz

July 14, 2010

Further, Guide 4 to Form N-2, Conversion to an Open-End Company, states that if conversion to an open-end company is disclosed as a possible course of action in the prospectus, “the requisite shareholder vote to effect a conversion should also be disclosed.” This makes for a curious instruction if the congressional intent in enacting Section 13 was to mandate the “1940 Act majority” vote set forth in Section 2(a)(42) for conversions of closed-end funds to open-end companies. It seems clear that, if that was in fact the intent, this instruction would not need to be included in the Guide.4

We also note that many closed-end funds with open-ending provisions have come to market over the last decade with shareholder voting standards other than the majority vote defined in Section 2(a)(42), including at least one that came to market within the last month.5 If the staff believed such provisions were inconsistent with the 1940 Act, it is unclear why these registration statements were permitted to go effective.

Nonetheless, we will share your comment with the Fund’s Board of Trustees for their consideration.6

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[4]

In addition, Guide 14 to Form N-1A provided that “[w]hen the requisite vote required by the registrant’s charter or by-laws is stricter than that required by the 1940 Act to change a policy (see section 2(a)(42) and section 13), the response in the Statement of Additional Information to Item 13 should so indicate.” Although the Guides to Form N-1A were rescinded for other reasons and are therefore no longer operative, it is instructive that the Staff’s longstanding, historical interpretation of Sections 13 and 2(a)(42) permitted open-end funds to impose voting requirements with respect to policy changes governed by Section 13 that are more stringent than the minimum “1940 Act majority” referenced in Section 13. There does not appear to be a statutory basis for distinguishing closed-end funds from open-end funds in this regard, nor does there appear to be any public policy statement from the Staff or the Commission indicating why this interpretation should no longer be applied.

[5]	See Appendix A for a chronological listing.
[6]

With respect to Section 11(b) of the 1940 Act, as a closed-end fund we do not believe this provision applies to the Fund and, therefore, is not relevant to the voting provisions in the Fund’s Declaration.

Mr. John Grzeskiewicz

July 14, 2010

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5662.

Sincerely,

/s/ Thomas S. Harman

c:	Frank J. Donaty
Jeremiah J. DeMichaelis
Gifford Zimmerman
Kevin McCarthy
Mark Winget

Mr. John Grzeskiewicz

July 14, 2010

Appendix A

1.	Clearbridge Energy MLP Fund Inc. (June 2010), available at http://www.sec.gov/Archives/edgar/data/1488775/000119312510145185/dn2a.htm

The affirmative vote of at least 75% of the entire Board of Directors is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. Such conversion also requires the affirmative vote of the holders of at least 75% of the votes entitled to be cast thereon by the stockholders of the Fund unless it is approved by a vote of at least 75% of the Continuing Directors (as defined below), in which event such conversion requires the approval of the holders of a majority of the votes entitled to be cast thereon by the stockholders of the Fund.

2.	Blackstone / GSO Senior Floating Rate Term Fund (May 2010), available at http://www.sec.gov/Archives/edgar/data/1486298/000104746910005598/0001047469-10-005598-index.htm

The Agreement and Declaration of Trust also requires the affirmative vote or consent of a majority of the trustees and of holders of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act) to authorize a conversion of the Fund from a closed-end to an open-end investment company.

3.	Western Asset Mortgage Defined Opportunity Fund Inc. (February 2010), available at http://sec.gov/Archives/edgar/data/1478102/000110465910004483/a09-35309_2n2a.htm

The affirmative vote of at least 75% of the entire Board of Directors is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. Such conversion also requires the affirmative vote of the holders of at least 75% of the votes entitled to be cast thereon by the stockholders of the Fund unless it is approved by a vote of at least 75% of the Continuing Directors, in which event such conversion requires the approval of the holders of a majority of the votes entitled to be cast thereon by the stockholders of the Fund.

4.	Federated Enhanced Treasury Income Fund (January 2010), available at http://sec.gov/Archives/edgar/data/1406591/000119312510012178/dn2a.htm

To convert the Fund to an open-end investment company, the Fund’s Agreement and Declaration of Trust requires the favorable vote of a majority of the Board followed by the favorable vote of the holders of at least 75% of the outstanding shares of each affected class or series of shares of the Fund, voting separately as a class or series, unless such amendment has been approved by at least 80% of the Trustees, in which case “a majority of the outstanding voting securities” will be required, which as defined in the 1940 Act and used herein means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the Fund.

5.	BlackRock Fixed Income Value Opportunities (February 2009), available at http://sec.gov/Archives/edgar/data/1450337/000104746909000180/a2189979zn-2a.htm

To convert the Trust to an open-end investment company, the Agreement and Declaration of Trust requires the favorable vote of a majority of the board of the trustees followed by the favorable vote of the holders of at least 75% of the outstanding shares of each affected class or series of shares of the Trust, voting separately as a class or series, unless such amendment has been approved by at least 80% of the trustees, in which case “a majority of the outstanding voting securities” (as defined in the Investment Company Act) of the Trust shall be required.

Mr. John Grzeskiewicz

July 14, 2010

6.	Invesco Van Kampen Dynamic Credit Opportunities Fund (June 2007), available at http://sec.gov/Archives/edgar/data/1393662/000095013707009154/c13889a2nv2za.txt

The Fund may be converted to an open-end management investment company at any time if approved by (ii) the affirmative vote of at least three-fourths of the Fund’s outstanding shares of each class entitled to be cast or (ii) if such conversion has been approved by a two-thirds vote of the Trustees, then approval shall require the affirmative vote of the lesser of (a) 67% or more of the outstanding voting securities of the Fund at a shareholder meeting, if the holders of more than 50% of the outstanding voting securities are present in person or by proxy or (b) more than 50% of the outstanding voting securities of the Fund.

7.	ING International High Dividend Equity Income Fund (September 2007), available at http://sec.gov/Archives/edgar/data/1395627/000119312507206509/dn2a.htm

Approval of conversion of the Fund to an open-end investment company requires: (1) approval of both a majority of the Fund’s outstanding Common Shares and preferred shares voting together as a single class and a majority of the outstanding preferred shares voting separately; and (2) either (a) approval by a majority of the Trustees followed by approval by not less than seventy five percent (75%) of shares of each class or series outstanding, voting separately, or (b) unanimous approval by the Trustees, followed by approval by a majority of outstanding shares. Such approval is in addition to any vote or consent of the shareholders otherwise required by law, or any agreement between the Fund and any national exchange.

8.	Pimco Income Opportunity Fund (November 2007), available at http://sec.gov/Archives/edgar/data/1412350/000119312507251419/dex99a.htm

The conversion of the Trust or any series of Shares from a “closed-end company” to an “open-end company,” as those terms are defined in Sections 5(a)(2) and 5(a)(1), respectively, of the 1940 Act (as in effect on the date of this Declaration), together with any necessary amendments to this Declaration to permit such a conversion, shall require the affirmative vote or consent of at least seventy-five percent (75%) of each class of Shares outstanding and entitled to vote on the matter, unless a majority of the Trustees and seventy-five percent (75%) of the Continuing Trustees entitled to vote on the matter approve such conversion and related actions.

9.	Cohen and Steers Closed-End Opportunity Fund (September 2006) , available at http://sec.gov/Archives/edgar/data/1375340/000110465906061247/a06-19605_2ex99da.htm

The affirmative vote of seventy-five percent (75%) of the entire Board of Directors shall be required to advise, approve, adopt or authorize the conversion of the Corporation from a Closed-End Fund to an Open-End Fund, and any amendments to Article THIRD and otherwise to these Articles of Incorporation necessary to effect the conversion. Such conversion or any such amendment shall also require the approval of the holders of seventy-five percent (75%) of the votes entitled to be cast thereon by stockholders of the Corporation unless approved by a vote of seventy-five percent (75%) of the Continuing Directors (as defined above), in which event such conversion and amendment shall require the approval of the holders of a majority of the votes entitled to be cast thereon by stockholders of the Corporation.

10.	Eaton Vance Credit Opportunities Fund (October 2005), available at http://www.sec.gov/Archives/edgar/data/1340735/000095013506004911/b61817e7e497.txt

Mr. John Grzeskiewicz

July 14, 2010

The Fund may be converted to an open-end investment company at any time if approved by the lesser of (i) two-thirds or more of the Fund’s then outstanding Common Shares and Preferred Shares, each voting separately as a class, or (ii) more than 50% of the then outstanding Common Shares and Preferred Shares, voting separately as a class if such conversion is recommended by at least 75% of the Trustees then in office.

11.	BlackRock California Muniyield Fund (August 2005), available at http://sec.gov/Archives/edgar/data/882152/000090514805004043/efc5-1682_5743172ex992a1.txt

Notwithstanding any other provisions of these Articles of Incorporation or the By-Laws of the Corporation, a favorable vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of capital stock of the Corporation entitled to be voted on the matter shall be required to approve, adopt or authorize an amendment to these Articles of Incorporation of the Corporation that makes the Common Stock a “redeemable security (as that term is defined in section 2(a)(32) the Investment Company Act of 1940, as amended) unless such action has previously been approved, adopted or authorized by the affirmative vote of at least two-thirds of the total number of directors fixed in accordance with the By-Laws of the Corporation, in which case the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required.

12.	Claymore Dividend & Income Fund (January 2004), available at http://sec.gov/Archives/edgar/data/1267890/000104746904008115/a2127531zn-2a.txt

To convert the Fund to an open-end investment company, the Fund’s Agreement and Declaration of Trust requires the favorable vote of a majority of the Board of the Trustees followed by the favorable vote of the holders of at least 75% of the outstanding shares of each affected class or series of shares of the Fund, voting separately as a class or series, unless such amendment has been approved by at least 80% of the trustees, in which case “a majority of the outstanding voting securities” (as defined in the 1940 Act) of the Fund shall be required.

13.	Franklin Templeton Limited Duration Income Trust (August 2003), available at http://sec.gov/Archives/edgar/data/1233087/000104746903035517/a2121500zn-2a.htm

The Declaration requires the approval of the Board of Trustees and the affirmative vote of the holders of 75% of the Fund’s shares (including Common and Preferred Shares) entitled to vote to approve, adopt or authorize certain Fund transactions not in the ordinary course of business, including (i) a merger or consolidation or sale or transfer of the Fund and (ii) conversion of the Fund from a closed-end to an open-end investment company, unless such action was previously approved, adopted or authorized by the affirmative vote of 66 2/3% of the Board of Trustees, in which case such action must be approved by the holders of a “majority of the outstanding” Common Shares and any Preferred Shares voting together as a single class, and of the holders of a “majority of the outstanding” Preferred Shares voting as a separate class. A “majority of the outstanding” shares (whether voting together as a single class or voting as a separate class) means (i) 67% or more of such shares present at a meeting, if the holders of more than 50% of those shares are present or represented by proxy, or (ii) more than 50% of such shares, whichever is less.

14.	Calamos Convertible Opportunities & Income Fund (June 2002), available at http://sec.gov/Archives/edgar/data/1171471/000095013708003422/c19270a3nv2za.htm

In addition, conversion of the Fund to an open-end investment company would require an amendment to the Fund’s Agreement and Declaration of Trust. Such an amendment would require the favorable vote of a majority of the then Trustees followed by a favorable vote of the holders of at least 75% of the shares entitled to vote on the matter, voting as separate classes or series (or a majority of such shares if the amendment was previously approved by 75% of the Trustees).

Mr. John Grzeskiewicz

July 14, 2010

15.	Oppenheimer Senior Floating Rate Fund (June 1999), available at http://sec.gov/Archives/edgar/data/1087774/000072888905001185/body.htm

The affirmative vote or consent of the holders of two-thirds of the outstanding shares of the Fund is required for the following transactions: Conversion of the Fund from a closed-end to an open-end investment company (except that if the Board of Trustees recommends such conversion, the approval of a majority of the Fund’s outstanding voting shares will be sufficient). [Please note that this fund ultimately converted to an open-end fund.]

16.	AllianceBernstein Income Fund (August 1987), available at http://sec.gov/Archives/edgar/data/816754/000091957401501243/acm_n2a00250262aa7.txt

If, during any calendar year of the Fund, (i) shares of the Fund’s Common Stock have traded on the principal securities exchange where listed at an average discount from NAV of more than 10%, determined on the basis of the discount as of the end of the last trading day in each week during the period of 12 calendar weeks preceding December 31 in such year, and (ii) during such year the Fund receives written requests from the holders of 10% or more of the Fund’s outstanding shares of Common Stock that such a proposal be submitted to the Fund’s stockholders, the Fund will submit to its stockholders at the next succeeding annual meeting of stockholders a proposal, to the extent consistent with the 1940 Act, to amend the Fund’s Charter to convert the Fund from a closed-end to an open-end investment company. To be approved, the holders of 66 2/3% of the Fund’s outstanding shares of Common Stock must vote in favor of the amendment. The 66 2/3% vote requirement is higher than the minimum vote required under the 1940 Act.